FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on first quarterly report of 2010 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 20, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

FIRST QUARTERLY REPORT OF 2010

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the ÒCompanyÓ) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (ÒPRC GAAPÓ).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

	1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

	1.3	Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function)

and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2010.

	1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

	2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

 (Amounts: In Rmb Yuan)
	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	199,798,664,681	193,997,126,854	2.99
Owners’ equity (Shareholders’ equity)	41,769,744,547	41,015,519,318	1.84
Net assets per share attributable to shareholders of the listed company	3.46	3.40	1.76

		From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net cash inflow from operating activities		4,252,227,140	(3.45)
Net cash inflow from operating activities per share		0.35	(5.41)

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	952,820,736	952,820,736	40.90
Basic earnings per share	0.08	0.08	33.33
Basic earnings per share after deducting non-recurring items	0.07	0.07	75.00
Diluted earnings per share	0.08	0.08	33.33
Return on net assets (weighted average) (%)	2.30	2.30	Increased by 0.55
			percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	2.12	2.12	Increased by 0.73
			percentage points

Deducting non-recurring items and amounts

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period
(Rmb Yuan)

Gains from disposal of non-current assets	(379,033)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	105,161,265
Gains on the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	9,254,373
Reversal of provision for doubtful accounts receivable individually tested for impairments	243,487

Other non-operating income and expenses excluding the above items	(2,333,473)
Tax impact of non-recurring items	(10,956,479)
Impact of minority interests, net of tax	(25,016,593)

Total	75,973,547

Note 1:	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

Note 2:
As for the subsidiaries acquired through business combinations under common control, the Company had restated the figures in the consolidated income statement and cash flow statement for the corresponding period of last year and the financial indicators relating to net profit and net cash flows generated from operating activities of the corresponding period of last year.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 162,726 (including 161,974 holders of A shares, 609 holders of H shares and 143 holders of ADR).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares

Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares
Blackrock, Inc.	235,213,948	H shares
Horizon Asset Management, Inc.	92,725,080	H shares
Nantong Investment Management Limited Company	91,164,487	A shares
Minxin Group Limited Company	72,000,000	A shares
Philadelphia International Advisors, L.P.	47,162,840	H shares

3	SIGNIFICANT EVENTS

	3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

✓	Applicable	Not Applicable

(1)	Fluctuation analysis of balance sheet items

1)
The derivative financial assets(current portion) as at the end of the reporting period decreased by 62.65% compared with the beginning of the reporting period, mainly because of the decrease in the fair value of fuel hedging contracts due to the fluctuation of the price of international crude oil.

	2)	The notes receivable as at the end of the reporting period increased by 93.03% compared with the beginning of the reporting period, mainly because the notes were not due.

	3)	The interest receivable as at the end of the reporting period decreased by 85.63% compared with the beginning of the reporting period, mainly because of the collection of interest receivable due.

	4)	The other receivables as at the end of the reporting period increased by 181.19% compared with the beginning of the reporting period, mainly because of prepayments for investment.

	5)	The other current assets as at the end of the reporting period increased by 37.82% compared with the beginning of the reporting period, mainly because of the increase of prepaid insurance expenses.

6)
The derivative financial assets(non-current portion) as at the end of the reporting period decreased by 82.59% compared with the beginning of the reporting period, mainly because of the decrease in the fair value of hedging contracts.

7)
The advance from customers as at the end of the reporting period decreased by 51.17% compared with the beginning of the reporting period, mainly because revenues were recognized based on accrual basis.

8)
The derivative financial liabilities (non-current portion) as at the end of the reporting period decreased by 52.83% compared with the beginning of the reporting period, mainly because of the increase in the fair value of foreign exchange hedging contracts.

9)
The long-term payables as at the end of the reporting period decreased by 33.64% compared with the beginning of the reporting period, mainly because the related payables had been settled for the services received.

(2)	Fluctuation analysis of income statement items

	1)	The operating revenue for the reporting period increased by 38.73% compared with the same period of last year, mainly due to the expansion of the Company’s operation.

	2)	The operating cost for the reporting period increased by 43.84% compared with the same period of last year, mainly due to the increase of fuel price and the expansion of the Company’s operation.

	3)	The tax and levies on operations of the reporting period decreased by

36.39% compared with the same period of last year, mainly due to the decrease of the value-added tax payments, the relating taxes and surcharges decreased accordingly.

4)	The selling expenses for the reporting period increased by 105.21% compared with the same period of last year, mainly due to the marketing expansion by the subsidiaries of the Company.

5)	The general and administrative expense for the reporting period increased by 31.22% compared with the same period of last year, mainly due to the expansion of the Company’s operation.

6)
The reversal of asset impairment losses for the reporting period decreased by 89.62% compared with the same period last year, mainly due to higher reversal of provision for doubtful accounts receivable in the same period last year.

7)
The gains from fair value change for the reporting period increased by 189.05% compared with the same period of last year, mainly due to the fair value changes of overseas subsidiaries’ fuel hedging contracts.

8)	The investment income for the reporting period increased by 98.77% compared with the same period of last year, mainly due to the increased profit of associated companies.

9)	The non-operating income for the reporting period increased by 179.82% compared with the same period of last year, mainly due to the increased amortisation of government subsidy.

10)	The non-operating expense for the reporting period decreased by 71.01% compared with the same period of last year, mainly due to the decreased donation by the Company.

11)	The income tax for the reporting period increased by 180.98% compared with the same period of last year, mainly due to profit made by the Company and its subsidiaries.

12)	Net profit attributable to the shareholders of the Company for the reporting period increased by 40.90% compared with the same period of last year,

mainly due to the significant increase in power generation by the Company.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

✓	Applicable	Not Applicable

(1)
On 15 January 2010, the 8th Meeting of the Sixth Session of the Board of Directors considered and approved by written resolutions the resolutions regarding the non-public issue of A Shares and the non-public issue of H Shares.

On 18 January 2010, the Company announced the resolutions regarding the non-public issue of A Shares and the non-public issue of H Shares. The parties participating in the non-public A Share issue would consist of not more than 10 designated investors including Huaneng Group. The party participating in the non-public H Share issue would be China Hua Neng Group Hong Kong Limited. All participating parties would subscribe for the shares in cash. The number of A Shares and H Shares to be issued under the non-public issue would not exceed 1,200 million A Shares and 400 million H Shares respectively. The issue price per A Share would be not less than RMB7.13. The final subscription price per A Share would be ascertained on the book-building basis after obtaining the approval document for the new issue from the China Securities Regulatory Commission. The issue price per H Share would be HKD4.97.

In February 2010, approvals were given by the State-owned Assets Supervision and Administration Commission of the State Council, approving in principle the resolutions of the Company’s non-public issue of shares.

On 16 March 2010, relevant resolutions regarding this issue were approved in the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares, respectively convened  by the Company.

The implementation of the resolutions regarding the non-public issue of A Shares and H Shares has to be approved by the China Securities Regulatory Commission, and in such form as ultimately approved by the China securities Regulatory Commission. According to the provisions of the applicable laws, this issue still requires the approvals on matters relevant to the issue from other competent government authorities.

For relevant announcements relating to this non-public issue of A Shares and H Shares, please refer to ÒChina Securities JournalÓ, ÒShanghai Securities NewsÓ or the informations on the website of the Shanghai Stock Exchange (www.sse.com.cn), by clicking  ÒInformation on Listed CompaniesÓ with the Company’s stock code (600011).

2.
On 30 December 2009, the Sixth Session of the Board of Directors of the Company considered and approved by written resolutions the resolutions regarding the acquisition of shareholdings and assets of certain subsidiaries of ShanDong Electric Power Corporation by Huaneng Power International, Inc..

On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. According to the equity interest transfer contract, the Company will acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Luneng Biological, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, preliminary stage project development rights (including Rizhao Lanshan 4 x 660MW coal-fired project and Luoyuanwan 2 x 660MW coal-fired project), all of which were owned by ShanDong Electric Power Corporation, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development.

The Company will pay the transferors in total RMB8.625 billion as the consideration for the acquisitions. The acquisitions are still subject to filing procedure regarding to the state-owned assets assessment according to law and also subject to approval to be obtained from the relevant government departments.

For relevant announcements relating to this transactions, please refer to ÒChina Securities JournalÓ, ÒShanghai Securities NewÓ or the information on the website of the Shanghai Stock Exchange (www.sse.com.cn) , by clicking

ÒInformation on Listed CompaniesÓ with the Company’s stock code (600011).

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

✓	Applicable	Not Applicable

China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to non-disposal restriction on the market within 60 months starting from 19 April 2006. Since the implementation on 19 April 2006, China Securities Depository and Clearing Corporation Limited (Shanghai branch) has been entrusted to hold such shares for the lock-up arrangement.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	✓	Not Applicable

3.5	Implementation status regarding the policy of the cash dividend bonus issue during the reporting period

None

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
20 April 2010

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
 (PRC GAAP)
AS AT 31 MARCH, 2010

Amounts: In Rmb Yuan

	31 March 2010	31 December 2009	31 March 2010	31 December 2009
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Bank balances and cash	6,277,606,713	5,452,049,814	1,402,448,790	1,461,569,493
Derivative financial assets	52,992,478	141,885,707	—	—
Notes receivable	678,744,269	351,630,301	148,277,751	41,816,000
Accounts receivable	9,846,038,009	9,691,272,481	4,944,829,075	5,231,868,409
Advances to suppliers	1,196,065,488	1,024,217,112	1,140,914,550	898,157,690

Interest receivable	101,719	707,768	14,488,678	14,393,786
Dividend receivable	—	—	58,600,861	58,600,861
Other receivables	3,327,651,558	1,183,405,939	3,897,039,720	1,087,555,177
Inventories	4,076,542,546	4,083,985,593	2,103,914,660	1,699,440,182
Current portion of non-current assets	19,514,556	19,547,650	—	—
Other current assets	63,568,708	46,123,151	8,687,666,899	7,931,343,151

Total current assets	25,538,826,044	21,994,825,516	22,398,180,984	18,424,744,749

NON-CURRENT ASSETS
Available-for-sale financial assets	2,149,765,380	2,293,998,840	2,149,765,380	2,293,998,840
Derivative financial assets	7,810,262	44,863,269	5,461,040	39,585,882
Long-term equity investments	9,925,623,709	9,550,498,199	30,764,275,559	29,990,652,656
Fixed assets	116,307,093,522	108,768,695,177	58,810,580,118	58,120,774,578
Construction-in-progress	17,747,328,234	23,636,990,139	5,446,705,608	5,974,997,478
Construction materials	8,873,672,094	8,764,873,990	2,929,714,216	3,405,535,273
Intangible assets	7,321,098,860	7,085,887,464	1,731,549,951	1,737,823,371
Goodwill	10,940,195,057	10,912,159,288	1,528,308	1,528,308
Long-term deferred expenses	158,259,006	164,133,436	12,837,693	12,792,579
Deferred income tax assets	593,101,422	547,664,305	332,478,160	272,566,233
Other non-current assets	235,891,091	232,537,231	10,395,000,000	10,395,000,000

Total non-current assets	174,259,838,637	172,002,301,338	112,579,896,033	112,245,255,198

TOTAL ASSETS	199,798,664,681	193,997,126,854	134,978,077,017	130,669,999,947

LIABILITIES AND SHAREHOLDERS’ EQUITY	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	28,256,897,575	24,729,816,119	20,260,491,425	17,638,361,762
Derivative financial liabilities	15,102,767	13,403,141	—	—

Notes payable	71,475,000	71,475,000	71,475,000	71,475,000
Accounts payable	4,985,107,651	4,314,985,860	2,420,537,271	2,091,342,954
Advance from customers	50,165,139	102,728,785	16,602,930	45,452,777
Salary and welfare payables	284,654,539	290,527,379	140,684,512	130,388,810
Taxes payables	(1,703,096,611)	(1,544,137,768)	(740,510,780)	(613,098,027)
Interest payables	601,375,081	490,239,080	539,202,904	342,698,089
Dividends payable	20,733,907	20,733,907	—	—
Other payables	9,069,229,512	8,374,609,135	4,598,551,685	4,605,533,250
Current portion of non-current liabilities	7,484,576,819	9,250,248,143	5,826,905,933	7,073,302,033
Other current liabilities	10,469,939,823	10,442,145,076	10,334,201,332	10,379,065,434

Total current liabilities	59,606,161,202	56,556,773,857	43,468,142,212	41,764,522,082

NON-CURRENT LIABILITIES
Long-term loans	72,934,331,758	71,266,754,880	34,926,652,853	32,518,894,102
Derivative financial liabilities	400,777	849,636	—	—
Bonds payable	13,807,716,333	13,800,114,589	13,807,716,333	13,800,114,589
Long-term payable	15,832,186	23,858,743	—	—
Deferred income tax liabilities	1,414,641,189	1,386,493,492	—	—
Other non-current liabilities	2,250,582,597	2,245,400,134	2,124,762,262	2,117,300,914

Total non-current liabilities	90,423,504,840	88,723,471,474	50,859,131,448	48,436,309,605

TOTAL LIABILITIES	150,029,666,042	145,280,245,331	94,327,273,660	90,200,831,687

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	9,131,248,172	9,349,129,414	7,241,989,099	7,376,680,693
Surplus reserves	6,142,345,063	6,142,345,063	6,142,345,063	6,142,345,063
Undistributed profits	14,783,549,438	13,830,728,702	15,211,085,755	14,894,759,064
Currency translation difference	(342,781,566)	(362,067,301)	—	—

Shareholder’s equity attributable to shareholders of the Company	41,769,744,547	41,015,519,318	40,650,803,357	40,469,168,260

Minority interests	7,999,254,092	7,701,362,205	—	—

Total shareholders’ equity	49,768,998,639	48,716,881,523	40,650,803,357	40,469,168,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	199,798,664,681	193,997,126,854	134,978,077,017	130,669,999,947

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2010

Amounts: In Rmb Yuan

			For the quarter ended 31 March
			2010	2009	2010	2009
			Consolidated	Consolidated	The Company	The Company
				(Restated)

1.	Operating revenue		24,338,577,084	17,543,967,346	12,051,259,085	9,241,239,628
	Less:	Operating cost	(21,416,655,991)	(14,889,517,115)	(10,736,176,861)	(7,915,062,207)
		Tax and levies on operations	(29,354,433)	(46,147,972)	(9,248,761)	(4,944,894)
		Selling expenses	(612,714)	(298,574)	—	—
		General and administrative expenses	(617,488,291)	(470,583,047)	(393,040,778)	(294,622,316)
		Financial expenses, net	(1,122,426,738)	(1,270,779,169)	(759,647,094)	(612,999,106)
		Asset impairment losses	257,575	2,481,534	49,942	2,500
		Gain/(Loss) from fair value changes	9,254,373	(10,392,434)	—	—

	Add:	Investment income		149,296,919	75,109,009	158,019,571	75,006,910
		Including:	Share of profits of associates	158,435,577	75,109,009	158,019,571	75,006,910

2.	Operating profit			1,310,847,784	933,839,578	311,215,104	488,620,515
	Add:	Non-operating income		105,546,674	37,718,907	41,305,858	34,769,261
	Less:	Non-operating expenses		(3,097,915)	(10,685,325)	(2,353,550)	(4,447,985)
		Including:	loss on disposals of non-current asset	(651,510)	—	(33,717)	—

3.	Profit before taxation			1,413,296,543	960,873,160	350,167,412	518,941,791
	Less:	Income tax expense		(272,045,718)	(96,819,444)	(33,840,721)	51,649,167

4.	Net profit			1,141,250,825	864,053,716	316,326,691	570,590,958

	Including:	net profit generated by acquiree before business combination under common control		—	285,799,857	—	—
	Attributable to:
	Shareholders of the Company			952,820,736	676,246,678	316,326,691	570,590,958
	Minority interests			188,430,089	187,807,038	—	—

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	Basic earnings per share			0.08	0.06
	Diluted earnings per share			0.08	0.06

6.	Other comprehensive (loss)/income			(198,473,707)	378,720,081	(134,691,593)	286,824,437

7.	Total comprehensive income			942,777,118	1,242,773,797	181,635,098	857,415,395

	Attributable to

Shareholders of the Company	754,225,230	1,085,011,574	181,635,098	857,415,395
Minority interests	188,551,888	157,762,223	—	—

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND
THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH, 2010

Amounts: In Rmb Yuan

		For the quarter ended 31 March
		2010	2009	2010	2009
Items		Consolidated	Consolidated	The Company	The Company
			(Restated)

1.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	26,194,411,484	19,373,511,077	14,297,098,263	10,483,079,149
	Cash received from return of taxes and fees	2,250,543	—	—	—
	Other cash received relating to operating activities	79,531,804	64,230,857	14,312,551	52,540,637

	Sub-total of cash inflows of operating activities	26,276,193,831	19,437,741,934	14,311,410,814	10,535,619,786

	Cash paid for goods and services received	(19,382,079,160)	(12,454,019,327)	(11,371,783,727)	(7,046,103,318)
	Cash paid to and on behalf of employees	(1,027,547,017)	(869,300,608)	(590,608,660)	(533,392,135)
	Payments of all types of taxes	(1,380,032,532)	(1,510,976,433)	(813,746,993)	(779,446,524)

	Other cash paid relating to operating activities	(234,307,982)	(199,107,249)	(127,463,883)	(88,290,463)

	Sub-total of cash outflows of operating activities	(22,023,966,691)	(15,033,403,617)	(12,903,603,263)	(8,447,232,440)

	Net cash flows generated from operating activities	4,252,227,140	4,404,338,317	1,407,807,551	2,088,387,346

2.	Cash flows generated from investing activities
	Cash received from investment income	—	—	205,058,813	—
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	1,446,792	3,260,958	1,047,199	2,056,260
	Other cash received relating to investing activities	4,242,286	2,968,055	—	—

	Sub-total of cash inflows of investing activities	5,689,078	6,229,013	206,106,012	2,056,260

	Cash paid to acquire fixed assets, intangible assets and other long-term assets	(3,614,777,529)	(4,823,509,851)	(852,443,238)	(2,253,298,044)
	Cash paid for investments	(2,217,612,800)	(1,620,000)	(3,939,905,874)	(301,620,000)

	Sub-total of cash outflows of investing activities	(5,832,390,329)	(4,825,129,851)	(4,792,349,112)	(2,554,918,044)

	Net cash flows used in investing activities	(5,826,701,251)	(4,818,900,838)	(4,586,243,100)	(2,552,861,784)

3.	Cash flows generated from financing activities

Cash received from investments	109,340,000	—	—	—
Including:	cash received from minority shareholders of subsidiaries	109,340,000	—	—	—
Cash received from borrowings	16,223,143,800	7,939,000,000	12,780,000,000	3,355,000,000
Cash received from issuing short-term bonds	4,979,850,000	4,980,000,000	4,979,850,000	4,980,000,000
Other cash received relating to financing activities	128,880,929	307,304,600	128,510,000	285,654,600

Sub-total of cash inflows of financing activities	21,441,214,729	13,226,304,600	17,888,360,000	8,620,654,600

Repayments of borrowings	(17,693,183,774)	(9,085,770,872)	(13,978,356,138)	(5,600,502,857)
Repayment for dividends, profit appropriation or interest expense payments	(1,360,409,159)	(1,470,753,645)	(791,918,954)	(664,330,664)
Including: dividends paid to minority shareholders of subsidiaries	—	—	—	—

Other cash paid relating to financing activities	(1,845,546)	(7,172,496)	(1,106,132)	(1,410,642)

Sub-total of cash outflows of financing activities	(19,055,438,479)	(10,563,697,013)	(14,771,381,224)	(6,266,244,163)

Net cash flows generated from financing activities	2,385,776,250	2,662,607,587	3,116,978,776	2,354,410,437

4.	Effect of foreign exchange rate changes on cash	7,561,159	(58,579,485)	1,019,947	4,058,361

5.	Net (decrease) / increase in cash	818,863,298	2,189,465,581	(60,436,826)	1,893,994,360
Add:	Cash at beginning of the period	5,226,981,648	6,029,251,473	1,276,282,336	1,525,591,653

6.	Cash at end of the period	6,045,844,946	8,218,717,054	1,215,845,510	3,419,586,013

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Note:
As for the subsidiaries acquired through business combinations under common control, the Company had restated the figures in the consolidated income statement and cash flow statement for the corresponding  period of last year and the financial indicators relating to net profit and net cash flows generated from operating activities of the corresponding period of last year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 21, 2010